Exhibit 99.57

MAVERIX METALS COMPLETES ACQUISITION OF ROYALTY PORTFOLIO FROM NEWMONT

July 3, 2018, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is pleased to announce that it has completed the previously announced acquisition of a significant portfolio of 50 royalties (the “Royalty Portfolio”) in accordance with the Purchase and Sale Agreement (the “Agreement”) entered into with Newmont Mining Corporation and its affiliates (collectively, “Newmont”) on May 29, 2018 (the “Transaction”).

As consideration for the Transaction, Maverix has issued to Newmont, 60,000,000 common shares, 10,000,000 common share purchase warrants (the “Warrants”) and made a cash payment of US$17,000,000. The Warrants are exercisable for five years at US$1.64 per common share.

Transaction Highlights

•                  Materially Increased Scale and Asset Diversification: The Royalty Portfolio consists of 50 separate royalties on assets located in 11 different countries, ranging from in production to exploration stage;

•                  Immediate Cash Flow with Significant Cash Flow Growth Potential: Estimated cash flow in 2019 of C$6 million to C$8 million from the Royalty Portfolio, with the potential to grow cash flow to over C$20 million per year (1);

•                  Provides Substantial Leverage to Gold and More than Doubles Attributable Gold Resources: The Royalty Portfolio is predominantly gold and will add approximately 340,000 ounces of attributable gold in measured and indicated resources to the Maverix portfolio, an increase of approximately 100% to Maverix’s current portfolio (2);

•                  Expanded Footprint in Nevada: The Royalty Portfolio contains royalties on a number of assets in Nevada, a world-class mining jurisdiction;

•                  Future Optionality: A number of royalties are on exploration stage properties, several of which are being advanced through various stages of development; and

•                  Adds New Major Shareholder: Newmont, one of the world’s leading gold mining companies with a market capitalization of more than US$20 billion, owns approximately 28% of the issued and outstanding shares of Maverix. Newmont has joined Pan American Silver Corp. (“Pan American Silver”) and Gold Fields Limited (“Gold Fields”) as major shareholders.

Newmont Shareholder Agreement

As part of the Transaction, Newmont and Maverix entered into a Shareholder Agreement dated June 29th, 2018, pursuant to which Newmont, among other things, shall be entitled to nominate one representative for election to the Maverix Board of Directors as long as its share interest is equal to or exceeds 10% of Maverix’s issued and outstanding common shares, as well as certain rights in respect of equity financings of Maverix, including certain anti-dilution rights.

Newmont has also agreed to provide Maverix with an opportunity to make an offer to acquire certain metal streams or metal royalties, which Newmont might contemplate selling in the future.

Transaction Closing Details

Certain of the royalties that were due to be transferred pursuant to the Transaction were subject to a right of first refusal (“ROFR”) that permitted the underlying property owner the right to repurchase the specific royalty for cash on the same valuation as established by Newmont and Maverix. A select few of the individual ROFRs were exercised which included, the royalties payable by Barrick Gold on the western extension of the Hemlo mine, Premier Gold on the McCoy Cove project, and royalties payable on two additional non-producing exploration stage projects. As a consequence, Maverix has acquired 50 royalties pursuant to the Transaction and will receive aggregate total proceeds of approximately US$29 million in cash upon the completion of the ROFR transactions.

Dan O’Flaherty, President and CEO of Maverix, commented, “We are pleased to have completed another transformational transaction that meaningfully increases our scale and cash flow, further diversifies our portfolio geographically and significantly increases our attributable gold equivalent resources. While a limited number of the royalties were repurchased for cash at full value, we expect the resulting increase in our financial capacity will enhance and accelerate our ability to continue to grow our precious metals royalty and streaming portfolio.”

Maverix Capital Structure

Maverix now has a total of approximately 214.4 million common shares issued and outstanding, of which Newmont, Pan American Silver and Gold Fields hold approximately 28%, 26%, and 20% respectively.

Post receipt of the proceeds from the completion of the ROFR transactions, Maverix expects to have approximately US$35 million in cash on hand, and a further US$30 million available on its revolving credit facility.

The transaction was negotiated at arm’s length between Maverix and Newmont. No brokerage or finder’s fees were paid by Maverix in association with the acquisition.

(1) Revenue projections are estimated using $1,300/oz Au and $17/oz Ag and management estimates using production information provided in the following publicly available disclosure: Hope Bay 2015 technical report titled “Technical Report on the Hope Bay Project, Nunavut, Canada” dated May 28, 2015, available on TMAC Resources’ SEDAR profile at www.sedar.com; Relief Canyon 2017 technical report titled “Technical Report and Preliminary Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, U.S.A.” dated June 2, 2017, available on Pershing Gold Corporation’s SEDAR profile at www.sedar.com; Hasbrouck and Three Hills 2016 technical report titled “Technical Report and Updated Preliminary Feasibility Study: Hasbrouck and Three Hills Gold-Silver Project Esmeralda County, Nevada” dated September 14, 2016, available on West Kirkland Mining Inc.’s SEDAR profile at www.sedar.com; Converse 2012 technical report titled “Technical Report, Preliminary Economic Assessment, Converse Gold Project, Nevada, USA” dated February 2, 2012, available on International Minerals Corporation’s SEDAR profile at www.sedar.com; Gemfield technical report titled “NI 43-101 Technical Report, Update to Feasibility Study on the Goldfield Property, Nevada, USA” dated July 25, 2013, available on International Minerals Corporation’s SEDAR profile at www.sedar.com.

(2) Attributable gold mineral reserves and resources are calculated by taking gold mineral reserves and resources and multiplying the total ounces by the royalty or stream percentage (inclusive of management’s estimates for any allowable deductions). Attributable gold measured resources total approximately 178,000 ounces at an average grade of 0.93 g/t gold, and attributable gold indicated resources total approximately 160,000 ounces at an average grade of 2.9 g/t gold. Mineral reserves and resources for the Royalty Portfolio obtained from the following publicly available disclosure: TMAC Resources news release titled “TMAC Resources Provides Operations Update and Reports 2017 Mineral Reserve & Mineral Resources Estimate, Hope Bay, Nunavut” dated July 14, 2017, available at www.tmacresources.com; Black Fox 2018 technical report titled “Technical Report for the Black Fox Complex, Canada” dated April 6, 2018, available on McEwen Mining Inc.’s SEDAR profile at www.sedar.com; Relief Canyon 2017 technical report titled “Technical Report and Preliminary Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, U.S.A.” dated June 2, 2017, available on Pershing Gold Corporation’s SEDAR profile at www.sedar.com; Gemfield technical report titled “NI 43-101 Technical Report, Update to Feasibility Study on the Goldfield Property, Nevada, USA” dated July 25, 2013, available on International Minerals Corporation’s SEDAR profile at www.sedar.com; Chaparral Gold Corp. news release titled “Chaparral Gold Increases Resource Estimate at Converse Gold Project, Nevada” dated March 18, 2014, available on Chaparral Gold Corp.’s SEDAR profile at www.sedar.com; Golden Arrow 2018 technical report titled “2018 Updated Technical Report on the Golden Arrow Project, Nye County, Nevada, U.S.A.” dated March 2, 2018, available on Emgold Mining Corporation’s SEDAR profile at www.sedar.com; Hasbrouck and Three Hills 2016 technical report titled “Technical Report and Updated Preliminary Feasibility Study: Hasbrouck and Three Hills Gold-Silver Project Esmeralda County, Nevada” dated September 14, 2016, available on West Kirkland Mining Inc.’s SEDAR profile at www.sedar.com; Maverick Springs 2004 technical report titled “Technical Report, Maverick Springs Project, Nevada, USA” dated April 13, 2014, available on Vista Gold Corp.’s SEDAR profile at www.sedar.com.

Qualified Person

Doug Ward, B.Sc., Mining Engineering, MMSA, is Vice President Technical Services for the Company, and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Maverix

Maverix Metals Inc. is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to the gold price and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:         info@maverixmetals.com

Website:     www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.